Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges

	YEAR ENDED DECEMBER 31,
(in thousands, except ratio)	2010	2011	2012	2013	2014

(Loss) income from continuing operations before taxes	$(80,497)	$(32,732)	$43,967	$195,691	$284,464
Share of distributed (income) loss of 50%-or-less-owned affiliates, net of equity pickup	3,705	976	(1,218)	(1,202)	(1,414)
Amortization of capitalized interest	40,791	32,068	40,612	52,362	50,597
Interest	55,615	56,635	59,503	68,184	69,802
Less: interest capitalized during the period	(31,221)	(38,032)	(42,327)	(59,208)	(68,788)
Interest portion of rental expense	3,733	2,360	1,976	2,182	2,442

(LOSS) EARNINGS	$(7,874)	$21,275	$102,513	$258,009	$337,103
Interest	$55,615	$56,635	$59,503	$68,184	$69,802
Interest portion of rental expense	3,733	2,360	1,976	2,182	2,442

FIXED CHARGES	$59,348	$58,995	$61,479	$70,366	$72,244
(DEFICIENCY) SURPLUS	$(67,222)	$(37,720)	$41,034	$187,643	$264,859
Ratio of earnings to fixed charges	–	–	1.67	3.67	4.67